The Tarpestry

Financial Statements

For the Years Ended December 31, 2025 and 2024

Prepared by The Capital Counting Company

The accompanying financial statements of The Tarpestry as of and for the years ended December 31, 2025 and 2024 were prepared by The Capital Counting Company in conjunction with management of The Tarpestry. Capital Counting has not audited, reviewed, compiled, or otherwise performed any procedures on these financial statements. Accordingly, Capital Counting does not express an opinion, a conclusion, nor provide any other form of assurance on them.

Table of Contents

All statements were prepared by The Capital Counting Company; see the accountant's disclaimer on the cover page and at the foot of each page.

Tarpestry

Balance Sheet

As of Dec 31, 2025

	Total
Assets	
Current Assets	**$12,683.68**
Fixed Assets	**$22,756.24**
Total for Assets	**$35,439.92**
Liabilities and Equity	
Liabilities	
Current Liabilities	**$24,508.48**
Long-term Liabilities	**$258,461.12**
Total for Liabilities	**$282,969.60**
Equity	
Total for Equity	**-$247,529.68**
Total for Liabilities and Equity	**$35,439.92**

Tarpestry
Balance Sheet
As of Dec 31, 2024

	Total
Assets	
Total for Other Current Assets	**$11,030.16**
Total for Current Assets	**$18,579.41**
Fixed Assets	
Total for Fixed Assets	**$7,429.49**
Total for Assets	**$26,008.90**
Liabilities and Equity	
Liabilities	
Total for Current Liabilities	**$36,737.07**
Total for Long-term Liabilities	**$217,411.31**
Total for Liabilities	**$254,148.38**
Equity	
Total for Equity	**-$228,139.48**
Total for Liabilities and Equity	**$26,008.90**

Tarpestry

Profit and Loss

January-December, 2025

	Total
Income	$115,983.25
Cost of Goods Sold	$55,290.43
Gross Profit	$60,692.82
Expenses	
Advertising and Promotion	6,369.54
Automobile Expense	2,411.62
Bank and Merchant Fees	$6,089.57
Contract Labor	5,150.00
General & Administrative Expense	$7,538.51
Insurance Expense	3,856.64
Interest Expense	10,758.69
Meals and Entertainment	2,789.06
Payroll Expenses	$5,710.52
Professional Fees	$3,934.25
Repairs and Maintenance	444.62
Research and Development	1,646.95
Sales Tax Expense	1,393.04
Travel Expense	5,745.32
Utilities	$2,660.63
Vending Fee	6,232.06
Total for Expenses	$77,746.02
Net Operating Income	-$17,053.20
Other Income	$31.50
Net Other Income	$31.50
Net Income	-$17,021.70

These financial statements were prepared by The Capital Counting Company and have not been audited, reviewed, or compiled. No assurance is provided. See accountant's disclaimer on the cover page.

Tarpestry

Profit and Loss

January-December, 2024

	Total
Total for Income	$118,942.55
Total for Cost of Goods Sold	$68,417.85
Gross Profit	$50,524.70
Expenses	
Advertising and Promotion	5,238.34
Automobile Expense	3,811.37
Bank and Merchant Fees	$6,979.30
Contract Labor	5,725.00
Donations	105.00
General & Administrative Expense	$7,248.29
Insurance Expense	2,236.01
Interest Expense	5,665.09
Meals and Entertainment	1,121.88
PayPal Loan Fees	836.00
Payroll Expenses	$5,743.66
Total for Professional Fees	$4,412.50
Repairs and Maintenance	1,031.57
Research and Development	420.60
Sales Tax Expense	1,268.41
Travel Expense	4,612.16
Total for Utilities	$2,662.09
Vending Fee	6,106.73
Total for Expenses	$65,224.00
Net Operating Income	-$14,699.30
Total for Other Income	$5,246.65
Net Other Income	$5,246.65
Net Income	-$9,452.65

These financial statements were prepared by The Capital Counting Company and have not been audited, reviewed, or compiled. No assurance is provided. See accountant's disclaimer on the cover page.

The Tarpestry

Statement of Members' Equity

For the Years Ended December 31, 2025 and 2024

(amounts in whole dollars)

	Members' Contributed Capital	Accumulated Deficit	Total Members' Equity
Balance, January 1, 2024	-	($276,738)	**($276,738)**
Net income (loss)		($9,453)	($9,453)
Member contributions (distributions), net		$3,488	$3,488
Balance, December 31, 2024	**-**	**($282,703)**	**($282,703)**
Net income (loss)		($17,022)	($17,022)
Member contributions (distributions), net		($3,502)	($3,502)
Balance, December 31, 2025	**-**	**($303,226)**	**($303,226)**

Tarpestry
Statement of Cash Flows
January-December, 2025

Account Name	Total
OPERATING ACTIVITIES	
Net Income	-17,021.70
Non-cash items	
Depreciation Expense	5,015.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable and Other Current Liabilities	-12,228.59
Inventory	151.57
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$7,062.02**
Net cash provided by operating activities	**-$24,083.72**
INVESTING ACTIVITIES	
Purchase of Vehicle	-20,341.75
Net cash provided by investing activities	**-$20,341.75**
FINANCING ACTIVITIES	
Changes to Long Term Liabilities	41,049.91
Owner Distributions	-2,368.60
Net cash provided by financing activities	**$38,681.31**
NET CASH INCREASE FOR PERIOD	**-$5,744.16**
Cash at beginning of period	**$7,549.25**
CASH AT END OF PERIOD	**$1,805.09**

Tarpestry

Statement of Cash Flows

January-December, 2024

Account Name	Total
OPERATING ACTIVITIES	
Net Income	-9,452.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable and Other Current Liabilities	-5,814.29
Inventory	12,384.35
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$6,570.06**
Net cash provided by operating activities	**-$2,882.59**
INVESTING ACTIVITIES	
Purchase of Equipement	2,670.51
Net cash provided by investing activities	**$2,670.51**
FINANCING ACTIVITIES	
Long Term Liabilities	1,842.44
Owner Contributions	3,487.81
Net cash provided by financing activities	**$5,330.25**
NET CASH INCREASE FOR PERIOD	**$5,118.17**
Cash at beginning of period	**$2,430.78**
CASH AT END OF PERIOD	**$7,549.25**

Note 1 — Organization and Nature of Operations

The Tarpestry (the "Company") is a limited liability company (LLC) organized in the State of North Carolina on May 10, 2016. The Company designs, manufactures, and sells decorative outdoor tarps, blankets, and related accessories through online and direct-to-consumer sales channels.

Note 2 — Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). As described on the accompanying cover page, these financial statements were prepared by The Capital Counting Company in conjunction with management of the Company. Capital Counting has not audited, reviewed, compiled, or otherwise performed any procedures on these financial statements and, accordingly, expresses no opinion, conclusion, or any other form of assurance on them.

Note 3 — Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if any, through an allowance for doubtful accounts based on historical experience and specific collection issues identified. No allowance was considered necessary as of December 31, 2025 or 2024.

Inventory

Inventory consists primarily of finished goods held for sale and is stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to seven years. Expenditures for maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. See Note 4.

Revenue Recognition

The Company recognizes revenue from product sales at the point in time at which control of the promised goods transfers to the customer, generally upon shipment or delivery, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods. Shipping and handling charges billed to customers are included in revenue; the related shipping costs are recorded in cost of goods sold.

Income Taxes

The Company is a limited liability company that has elected to be taxed as an S-corporation under the Internal Revenue Code. Under this election, the Company's taxable income or loss is passed through to, and reported by, the Company's member(s) on their individual income tax returns. Accordingly, no provision for federal income taxes has been reflected in these financial statements. The Company may remain subject to certain state and local taxes.

Note 4 — Property and Equipment

Property and equipment consisted of the following as of December 31:

	2025	2024
Vehicles	$30,441.75	$10,100.00
Computer equipment	1,299.00	1,299.00
Total property and equipment	**31,740.75**	**11,399.00**
Less: accumulated depreciation	(8,984.51)	(3,969.51)
Property and equipment, net	**$22,756.24**	**$7,429.49**

Depreciation expense for the years ended December 31, 2025 and 2024 is reflected within operating and investing activities on the Statement of Cash Flows.

Note 5 — Notes Payable

Long-term notes payable, consisting of SBA disaster relief loans and vehicle and equipment financing with various financial institutions and lenders, consisted of the following as of December 31:

	2025	2024
Notes payable to financial institutions and other lenders	$231,894.48	$187,411.31
Note payable — related party (Note 6)	26,566.64	30,000.00
Total long-term liabilities	**$258,461.12**	**$217,411.31**

Terms, interest rates, and maturities vary by lender and are available from management upon request.

Note 6 — Related Party Transactions

Included in long-term liabilities is a note payable to a related party of the Company, with an outstanding balance of $26,567 and $30,000 as of December 31, 2025 and 2024, respectively.

Note 7 — Members' Equity

The Company is a limited liability company, and ownership is represented by membership interests rather than shares of stock. See the Statement of Members' Equity for changes in each component of equity during the periods presented.

Note 8 — Going Concern

The Company has incurred recurring losses and has a members' deficit of $303,226 as of December 31, 2025. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are available to be issued. Management's plans with respect to these conditions include raising additional capital through the Company's current crowdfunding offering. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 9 — Subsequent Events

Management has evaluated subsequent events through October 2, 2026, the date these financial statements were available to be issued. Subsequent to year-end, the Company commenced an offering of securities under Regulation Crowdfunding (Regulation CF) promulgated by the U.S. Securities and Exchange Commission.